

Mail Stop 3561

September 8, 2016

<u>Via E-mail</u>
Jacques Perron
Chief Executive Officer
Thompson Creek Metals Company Inc.
26 Dry Creek Circle, Suite 810
Littleton, Colorado 80120

      Re: **Thompson Creek Metals Company Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed August 17, 2016
              File No. 001-33783

Dear Mr. Perron:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel,
                                        and Mining

cc: Jason Day, Esq.
        Perkins Coie LLP